FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 29, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

PRESS RELEASE

MTS’ ANNUAL GENERAL MEETING RESULTS

MOSCOW, RUSSIAN FEDERATION — JUNE 29, 2007 — MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THE DECISIONS MADE AT THE ANNUAL GENERAL MEETING (AGM) OF THE COMPANY’S SHAREHOLDERS ON JUNE 29, 2007.

The Meeting adopted the following resolutions:

•	To approve the Company’s Russian version of the annual report and annual accounting statements in accordance with the Russian Accounting Standards.

•

To pay an annual dividends of RUR 9.67 per ordinary MTS share (approximately $1.87 per ADR(1)) for the 2006 fiscal year, amounting to a total of RUR 19.28 billion ($747.44 million(2)). Dividends should be paid out before the end of 2007.

•	To elect the following persons to the MTS Board of Directors (BoD):

	-	Mr. Anton Abugov, First Vice-President, Head of Strategy and Development Complex, Sistema;
	-	Mr. Alexey Buyanov, Senior Vice-President, Head of Financial Complex, Sistema;
	-	Mr. Sergei Drozdov, Senior Vice-President, Head of Property Complex, Sistema;
	-	Ms. Tatiana Evtushenkova, Vice-President of Strategy and Corporate Development of MTS;
	-	Mr. Mohanbir Gyani, independent candidate;
	-	Mr. Leonid Melamed, President and CEO of MTS; and
	-	Mr. Paul Ostling, independent candidate.

•	The number of the BoD remains unchanged from last year.

•	To elect members of the Auditing Commission.

•	To approve CJSC Deloitte and Touche CIS as MTS’ auditor.

•	To approve a restated version of MTS’ Charter, the Statute on Remunerations and Compensations to Members of MTS Board of Directors and the restated version of the Statute on the Board of Directors.

At a subsequent meeting of the new Board of Directors, Mr. Alexey Buyanov was named Chairman of the Board, while Mr. Sergei Drozdov was named Vice Chairman of the Board.

President and CEO of MTS, Mr. Leonid Melamed, highlighted, “We are grateful to the previous members of the Board for the work they performed over the course of their tenure with the Company. We believe each of the new Board directors brings particular strengths and extensive experiences to MTS that will further strengthen our corporate governance and help us further develop our business.”

***

For further information, please contact:
Mobile TeleSystems, Moscow	Investor
Relations

(1)	According to the Russian Central Bank exchange rate of 25.8067 RUR/$ as of May 15, 2007.
(2)	The amount is 69% of net income under US GAAP.

WWW.MTSGSM.COM

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 74.64 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Leonid Melamed
		Name:	Leonid Melamed
		Title:	CEO

Date: June 29, 2007